UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

WisdomTree, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL
ETFS CAPITAL LIMITED
Ordnance House, 31 Pier Road
St. Helier, Jersey JE2 4XW

Patti Marks

White & Case LLP

1221 Avenue of the Americas

New York, NY 10021

(212) 819-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,250,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes Shares (as defined in Item 1 of the Schedule 13D) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3 of the Schedule 13D).

(2)	Based upon 151,855,747 Shares outstanding as of July 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 15,250,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes Shares issuable upon conversion of 14,750 shares of Series A Preferred Stock.

(2)	Based upon 151,855,747 Shares outstanding, as of February 20, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2024.

CUSIP No. 97717P104

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

On August 5, 2024, ETFS Capital Limited (formerly ETF Securities Limited) (the “Seller”) and WisdomTree, Inc. (the “Company”) entered into a Stock Repurchase Agreement (the “Repurchase Agreement”), pursuant to which the Company agreed to repurchase from the Seller all 14,750 issued and outstanding shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, of the Company (“Series A Preferred Stock”), which are convertible into 14,750,000 shares of the Company’s common stock.

The shares of Series A Preferred Stock to be repurchased were originally issued to the Seller on April 11, 2018, in connection with the Company’s acquisition of the Seller’s European exchange-traded commodity, currency and short-and-leveraged business pursuant to a Share Sale Agreement, dated November 13, 2017, and a subsequent Waiver and Variation Agreement related thereto, dated April 11, 2018.

As consideration for the transactions contemplated by the Repurchase Agreement (collectively, the “Stock Repurchase”), the Company has agreed to pay the Seller aggregate cash consideration of approximately $144 million (the “Aggregate Purchase Price”), such Aggregate Purchase Price to be paid at the closing of the Stock Repurchase (“Repurchase Closing”). The Aggregate Purchase Price was calculated based upon the simple average of the closing price per share of the Company’s common stock on the New York Stock Exchange on four consecutive trading days beginning with the effective date of the Repurchase Agreement and ending with the trading day immediately prior to the time of the public announcement of the offering of a new series of convertible notes.

The obligations of each of the Company and the Seller to consummate the Repurchase Closing are conditioned upon the completion of each of the (i) issuance by the Company of approximately $300 million aggregate principal amount of a new series of convertible notes and (ii) repurchase of up to 80% of the aggregate principal amount of the Company’s outstanding 5.75% convertible senior notes due 2028.

The Repurchase Agreement contains customary representations and warranties. The Repurchase Closing is expected to occur upon satisfaction of the conditions described above, after which the shares of Series A Preferred Stock will be cancelled and retired.

The foregoing summary of the Repurchase Agreement is qualified in its entirety by the full text of the Repurchase Agreement, a copy of which is incorporated by reference herein as Exhibit 99.1.

In connection with entry into the Repurchase Agreement, Seller and the Company also entered into a Termination Agreement on August 5, 2024 (the “Termination Agreement”), which will terminate the Investor Rights Agreement by and between the Company and the Seller dated as of April 11, 2018 (the “Investor Rights Agreement”), effective upon the Repurchase Closing. The Investor Rights Agreement provides the Seller with certain rights and obligations, many of which had already expired at the time of entry into the Termination Agreement, with respect to its shares of Series A Preferred Stock, including registration rights.

The foregoing summary of the Termination Agreement is qualified in its entirety by the full text of the Termination Agreement, a copy of which is incorporated herein by reference as Exhibit 99.2.

Item 6.	Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

The information provided under Item 4 above is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Repurchase Agreement, dated August 5, 2024, by and between WisdomTree, Inc. and ETFS Capital Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2024).

99.2	Termination Agreement, dated August 5, 2024, by and between WisdomTree, Inc. and ETFS Capital Limited (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2024).

CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2024

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell